RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on September 29, 2009. At this meeting, shareholders voted on the election of trustees.

With regard to the election of the following Class II Trustees by common shareholders of the Fund:

                                          # of Shares
-----------------------------------------------------------------------
                             In Favor       Against      Withheld
-----------------------------------------------------------------------
Tracy V. Maitland           11,415,887      236,426      337,272
Ronald A. Nyberg            11,440,670      219,697      329,188